
Vinder
Neighbors Feeding Neighbors
Confidential

The Problems

Home Gardener

1) Homegrown produce going to waste
2) Difficult to distribute

Consumer

1) High Organic Premium
2) Homegrown produce not easily accessible
3) Lack of connection to food system

Cite:
https://apps.ams.usda.gov/MarketingPublicationSearch/Reports/stelprdc5110552.pdf
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2984095/
https://www.ers.usda.gov/amber-waves/2016/may/investigating-retail-price-premiums-for-organic-foods/

Solutions and Business Model

A web/mobile platform to buy/sell/trade with neighbors. Vinder takes a **20% service fee** from every order.



Search...
Near me
Green Tomatoes
$1.50 / lbs
Braising Mix
$5.00 / lbs
Google

*Once registered, convenience, ease of use, and selection keep users from side stepping the platform.

How Does it Work?



Step 2:
User discovers produce

Step 1:
Grower posts produce



Step 3:
Pays for produce



Step 4:
Payment direct deposited.

Step 5: Users Handle Delivery

User Pickup ⟷ **Grower Delivery**

Vinder Journey

Validate Idea	Validate Scalability	Dominate
Early Days	Vinder About Produce Contact FAQ Search Grower: Jennifer Banister Micro-Green Seeds $2.00 / Each Grower: Meghan Mix Mustard Greens $5.00 / Bundle Grower: Care Bellamy Jalapeños $1.50 / Each Grower: Care Bellamy Ice Cream Bananas $3.00 / Bunch Grower: Care Bellamy Cilantro $2.00 / Oz Grower: Care Bellamy Oregano $2.00 / Oz Buy	Search...
2016	2017	Today

Engagement Metrics

AVG Order Size: **$15.88**

AVG Service Fee: **$3.17**

Buyer Retention Rate: **77%**

Grower Retention Rate: **90%**

*AVG Garden Size: 600 sq. ft.

Garden Growth **+20% Y.O.Y

Net Promoter Score: **74**

Cite:
http://masterofhort.com/2014/03/home-gardening-statistics/

Confidential

Who Uses Vinder

Buyers



Age: 25-45
Work Full Time
No garden
Buys local/organic
Prefers delivery

Growers



Age: 45 - early 60's
Retired-fixed income
Hobby Gardeners
Always have excess
Desire to socialize
Support community

Total Market


42 M
$600
$25.2 B
U.S. Home Gardeners
(1 in 3 Households)
AVG amount of
produce grown
in U.S. home
gardens
T.A.M. (US)

Cite:
http://time.com/money/4282793/gardening-grocery-savings/
https://garden.org/special/pdf/2014-NGA-Garden-to-Table.pdf

Current Addressable Market



Austin, TX
$19.6 M

*AVG Amount of excess produce in single family home gardens = $200 per garden

Go-to-Market Strategy

Targeted Ads

Zip Codes


78613
78664
78634
78645
78681
78717
78641
78729
78728
78660
78726
78727
78734
78759
78750
78753
78758
78653
78732
78730
78731
78754
78757
78752
78733
78751
78738
78723
78724
78703
78705
78746
78721
78702
78735
78742
78704
78736
78741
78725
78737
78749
78745
78744
78739
78617
78748
78652
78747
78719
78612

Partners

CACG
Coalition of Austin Community Gardens

sfc
SUSTAINABLE FOOD CENTER

ROCKY MOUNTAIN SEED ALLIANCE

Future Expansion Markets



Seattle, WA
$23.5 M



Dallas, TX
$15 M



Houston, TX
$13.1 M



Los Angeles, CA
$44.7 M



San Francisco, CA
$64.6 M



Atlanta, GA
$13.3 M

*AVG Amount of excess produce in single family home gardens = $200 per garden

Confidential

Vision

The Largest Neighbormade Grocery Store With No Inventory



Produce
A.O.V = $16/ week

12 months



Value-added Goods
A.O.V. = $77/ week

*A.O.V. = Average Order Value

Revenue Streams

1) 20% Service Fee

2) $99 Annual Premium Grower Membership Fee

3) $99 Annual Premium Buyer Membership Fee

4) Grower Insurance

5) SNAP/EBT Acceptance

Competition


High Community Connection
FARMER'S Market
RipeNearMe
OLIO
The Food Sharing Revolution
Vinder
crop swap
Offline Transaction
Online Transaction
WHOLE FOODS MARKET
SAFEWAY
good eggs .com
LOCAL GROCERIES
amazon fresh
Low Community Connection

Confidential

1st Funding Round

750K → 18 months → **$91K**

(3,700 orders)
0.25% Conversion




+$73K
Social Income


+800
Jobs


29,000 lbs
Food Saved

2nd Funding Round

$7M → 24 months → **$7.3M**

(303K orders)
0.25% Conversion




+$5.8M
Social Income


+65K
Jobs


2.4M lbs
Food Saved